

July 25, 2014

Via E-Mail
Mr. Eric Norris
VP, Finance
Incoming, Inc.
244 Fifth Avenue, Suite V235
New York, NY 10001

      Re: Incoming, Inc.
              Form 10-K
              Filed April 15, 2014
              File No. 0-53616

Dear Mr. Norris:

We have reviewed your response dated July 14, 2014, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2014

Management's Discussion and Analysis, page 8

Results of Operations, page 9

1. We have read your response to comment 2 in our letter dated July 2, 2014. Please clarify whether the $78,991 recognized as other income in the first quarter is attributable to the end-of-year 2013 incremental production payment, or represents the actual quarterly payment for the first quarter of 2014 (or any other quarters). If a combination of incremental and actual quarterly payments, quantify the extent to which each type of payment makes up the total other income balance.

Liquidity and Capital Resources, page 11

2. We have read your response to comment 4 in our letter dated July 2, 2014. Please expand your disclosures in future filings to highlight, if true, that significant amounts of third party accounts receivable are generated by transactions that represent a disproportionately

smaller percentage of third party revenues, i.e., sales of imported biodiesel. Clarify, if true, that the majority of your third party revenues are generated by sales transactions of biodiesel that you produce at the NABE facility and sell on your own account, transactions for which the related accounts receivable amounts are promptly paid. Quantify in future filings the amount collected on all your accounts receivables subsequent to the balance sheet date.

Note 2 – Summary of Significant Accounting Policies, page 21

3. Along with the expanded disclosure you have indicated you will provide in MD&A in future filings, please revise the footnotes to the financial statements in future filings to include a clear description of your policy for recognizing other income for grants, as addressed in your response to comment 3 from our letter dated May 20, 2014, and comment 2 from our letter dated July 2, 2014.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief